LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

601 THIRTEENTH STREET, N.W.
SUITE 600 SOUTH
WASHINGTON, D.C. 20005-3807

TELEPHONE: (1-202) 626-3600
FACSIMILE: (1-202) 639-9355

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG


03029898


PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

September 8, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, Resolutions of the Meeting of the Board of Directors of Sahaviriya Steel Industries PLC and Subsidiaries held on August 26, 2003 and the Revised Resolutions of the Board of Directors held on August 26 and submitted to the Stock Exchange of Thailand on August 26 and 27, 2003 respectively.

Please contact Julie Smith of this office at (202) 637-6176 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case

Enclosure

dlw 9/9



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กทม. 10500 ทะเบียนเลขที่ บมจ. 315
28/1 PRAPAWIT BLDG., 2 - 3 FLOOR, SURASAK ROAD, SILOM, BANGRAK, BANGKOK 10500, THAILAND, REG. NO. 315
TEL (662) 2383063 - 82 (19 LINES) FAX: (662) 2368888 - 93


RECD S.E.C.
SEP - 8 2003
1086

Ref. No. SEC. 058/2546 August 27, 2003

Subject: Resolution of the Meeting of the Board of Directors No.4/2003 (Revised)

Attn: President
The Stock Exchange of Thailand

Ref: The Company Letter Ref. No.SEC.057/2003, dated August 26, 2003

With reference to the Company letter Re: the resolution of the Meeting of the Board of Directors regarding Hot Strip Mill Capacity Expansion and the new credit facilities agreements submitted to the Stock Exchange of Thailand on August 26, 2003 as per the details provided therein.

The Company would like to amend as follows:

1. to amend the Article 3

Existing Articles

" 3. Approve the Company to enter into the new credit facilities agreements with the banks and financial institutions for a total amount of Baht 9,000 million long-term loan (including the convertible debentures ***and*** the debentures) and Baht 17,000 million trade financing facilities in order to refinance the existing debts under the debt restructuring agreement, to finance the projects and to be used as working capital of the Company. "

Amended Articles

" 3. Approve the Company to enter into the new credit facilities agreements with the banks and financial institutions for a total amount of Baht 9,000 million long-term loan (including the convertible debentures ***but excluding*** the debentures) and Baht 17,000 million trade financing facilities in order to refinance the existing debts under the debt restructuring agreement, to finance the projects and to be used as working capital of the Company. "

2. to amend the Particulars Concerning Investment Article 6

Existing Articles

6. Expected benefits from the said transaction

6.1 The capacity of the existing Hot Strip Mill will be increased from 2.4 to 3.2-4.0 million metric tonnes (depending on the product mix) which will enable the Company to serve the rising domestic demand for hot rolled coil.

6.2 The Company will be able to expand its product coverage from 1.2 - 13 mm to ***1.1 – 19 mm***, with a higher volume and proportion of thin gauge hot rolled coil (i.e., thickness of 1.8 mm and below) with high selling price.

6.3 The Project will generate higher revenue and profit for the Company.

Amended Articles

6. Expected benefits from the said transaction

6.1 The capacity of the existing Hot Strip Mill will be increased from 2.4 to 3.2-4.0 million metric tonnes (depending on the product mix) which will enable the Company to serve the rising domestic demand for hot rolled coil.

6.2 The Company will be able to expand its product coverage from 1.2 - 13 mm to ***1.0 – 19 mm***, with a higher volume and proportion of thin gauge hot rolled coil (i.e., thickness of 1.8 mm and below) with high selling price.

6.3 The Project will generate higher revenue and profit for the Company.

Please be informed accordingly.

Yours faithfully,

- Signature -

(Mr. Sittichai Thiensathaporn)
President



บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ.315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 FL., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http:// www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

ISO 9002
ISO 14001
TIS 18001

Ref. No. SEC. 057/2546 August 26, 2003

Subject: Resolution of the Meeting of the Board of Directors No. 4/2003

Attn: President
The Stock Exchange of Thailand

The Meeting of the Board of Directors No. 4/2003 held on August 26, 2003 has passed the following resolutions:

1. Approve the Company to invest in the Hot Strip Mill Capacity Expansion Project in the amount of Baht 3,600 million and to enter into a contract for offshore machinery and equipment supply, the details of which are attached.
2. Approve the Company to prepay the existing debts under the debt restructuring agreement and to terminate the obligation with the banks and financial institutions under such agreement by prepaying the principal and interest as well as arranging all proceedings required in relation to the prepayment and the termination of obligation under the said agreement.
3. Approve the Company to enter into the new credit facilities agreements with the banks and financial institutions for a total amount of Baht 9,000 million long-term loan (including the convertible debentures and the debentures) and Baht 17,000 million trade financing facilities in order to refinance the existing debts under the debt restructuring agreement, to finance the projects and to be used as working capital of the Company.

Please be informed accordingly.

Yours faithfully,

(Mr. Sittichai Thiensathaporn)
President

PARTICULARS CONCERNING INVESTMENT IN

HOT STRIP MILL CAPACITY EXPANSION PROJECT

1. Transaction Date
   The Meeting of the Board of Directors of Sahaviriya Steel Industries Public Company Limited (the "Company") No.4/2003 held on August 26, 2003 passed the resolution approving the company to invest in the Hot Strip Mill Capacity Expansion Project (the "Project") and to enter into a contract for offshore machinery and equipment supply.

2. The Interested Parties
   BUYER : Sahaviriya Steel Industries Public Company Limited
   SELLER : A consortium of SMS Demag INNSE S.p.A., ASIRobicon S.p.A., Stein Heurtey SA, and AM General Contractor S.p.A., which are unaffiliated with the Company and its subsidiary companies.

3. The Transaction Description
   3.1 Project Size
   (Financial Statement as at June 30, 2003)
   unit : in Million Baht

   The total value of project = $\frac{\text{The total value of consideration paid}}{\text{The Assets of Listed Company}}$

   $= \frac{3,600}{30,384}$

   $= 12\%$

   The total value of the transaction = $\frac{\text{Estimated contract price}}{\text{Total Assets of Listed Company}}$

   $= \frac{2,650}{30,384}$

   $= 9\%$

   3.2 Transaction Type
   The size of Project and the transaction, based on the calculation of total value of consideration, is 12% and 9%, respectively. Therefore, the Stock Exchange of Thailand's notification governing the rules, procedures and disclosure of information regarding the acquisition/disposal of assets of listed companies is not applicable. The Company hereby certifies that this transaction is not deemed the connected transaction pursuant to the announcement of The Stock Exchange of Thailand concerning the connected transaction.

4. The details of assets to be purchased
The Company will procure the machinery and equipment for the existing Hot Strip Mill of Sahaviriya Steel Industries Public Company Limited in total project cost Baht 3,600 million including the following items:

	Million Baht
• Offshore Machinery and Equipment	2,650
• Civil work and Erection	458
• Land, water reservoir and water treatment system	232
• Other equipment and expenses	260
Total	3,600

5. Source of fund

The Company plans to issue the Debentures in the amount not exceeding Baht 6,000 million in accordance with the resolution passed by the Shareholders' Meeting No. 14 held on April 29, 2003 and to refinance all of the existing debts under the debt restructuring agreement by entering into the new credit facilities agreements with the financial institutions for a total amount of Baht 9,000 million long-term loan and Baht 17,000 million trade financing facilities. The Company will finance the Project and the Pickling and Oiling Line Project (previously approved by the Board of Directors and notified to the Stock Exchange of Thailand) using the proceeds of the Debentures, the new credit facilities agreements, and cash flow from operation.

6. Expected benefits from the said transaction

6.1 The capacity of the existing Hot Strip Mill will be increased from 2.4 to 3.2-4.0 million metric tonnes (depending on the product mix) which will enable the Company to serve the rising domestic demand for hot rolled coil.
6.2 The Company will be able to expand its product coverage from 1.2 - 13 mm to 1.1 – 19 mm, with a higher volume and proportion of thin gauge hot rolled coil (i.e., thickness of 1.8 mm and below) with high selling price.
6.3 The Project will generate higher revenue and profit for the Company.